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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-21689

                           NOTIFICATION OF LATE FILING


(Check One):
[X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended:    August 31, 1998

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:_______________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates it a portion of the filing checked above, identify the item(s) to which the information relates:
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                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant   Mego Mortgage Corporation
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Former name if applicable
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Address of principal executive office (Street and number)
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                           1000 Parkwood Circle Suite 600
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City, state and zip code  Atlanta, Georgia 30339
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         |        (a)      The reasons described below in reasonable detail in
         |                 part III of this form could not be eliminated without
         |                 unreasonable effort or expense;
[X]      |        (b)      The subject annual report, semi-annual report,
         |                 transition report on Form 10-K, 20-F, 11-K of Form
         |                 N-SAR, or portion thereof will be filed on or


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         |                 before the 15th calendar day following the prescribed
         |                 due date; or the subject quarterly report or
         |                 transition report on Form 10-Q, or portion thereof
         |                 will be filed on or before the fifth calendar day
         |                 following the prescribed due date; and
         |        (c)      The accountant's statement or other exhibit required
         |                 by Rule 12b-25(c) has been attached if applicable.
         |                 See Exhibit A.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During the last fiscal year, Mego Mortgage Corporation (the "Company") has substantially changed its business. As a result, Deloitte & Touche, the Company's auditors, require additional time to fully complete their audit of the financial statements necessary to complete the required filing. The Company's inability to file in a timely manner could not be eliminated by the Company without unreasonable effort or expense. The Company will file its Annual Report on Form 10-K no later than the 15th calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  J. Richard Walker          (770)                  952-6700
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                  (Name)                  (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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         The Company expects to report a net loss before taxes of approximately
         $126 million in fiscal 1998 as compared to net income before taxes in fiscal 1997 of approximately $24 million. The net loss resulted primarily from a write-down in the value of the Company's mortgage related securities and a substantial reduction in loan production from January 1998 through the end of fiscal 1998.








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                           Mego Mortgage Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 25, 1998                   By /s/ Edward B. Meyercord
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                                           Edward B. Meyercord
                                           Chairman and Chief Executive Officer


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                                                                       EXHIBIT A



                     [Letterhead of Deloitte & Touche LLP]



To the Securities and Exchange Commission:

Our audit of Mego Mortgage Corporation (the "Company") as of and for the year ended August 31, 1998 cannot be completed by November 29, 1998 without the incurrence of unreasonable effort or expense by the Company due to several unresolved accounting issues.



/s/ Deloitte & Touche LLP
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November 25, 1998